SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pinnacle Foods Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72348P104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72348P104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,820,714 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,820,714 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,820,714 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.08%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 72348P104	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 19, 2018 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Pinnacle Foods Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5 and 7.

As a result of the Cooperation Agreement, the Reporting Person (as defined below), Mr. Lawrence, Mr. Murphy and Ms. Dietz are no longer deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Therefore, the beneficial ownership reported in this Amendment No. 1 no longer includes the beneficial ownership of Mr. Lawrence, Mr. Murphy and Ms. Dietz.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

	(a)	This statement is filed by JANA Partners LLC, a Delaware limited liability company ("JANA" or the "Reporting Person"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

	(b)	The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

	(c)	The principal business of JANA and the Principal is investing for accounts under their management.

	(d)	Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	JANA is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 72348P104	SCHEDULE 13D/A	Page 4 of 6 Pages

The 10,820,714 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $599.2 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person appreciates the constructive dialogue it has had with the Issuer’s board of directors and management and applauds their recent steps to realize value for shareholders.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

	(a)	The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 119,184,208 Shares outstanding as of June 21, 2018, as reported in the Agreement and Plan of Merger dated as of June 26, 2018 by and among the Issuer, Conagra Brands, Inc. and Patriot Merger Sub Inc., which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2018.

As of the date hereof, JANA may be deemed to beneficially own 10,820,714 Shares, representing approximately 9.08% of the Shares outstanding.

	(b)	JANA has sole voting and dispositive power over the 10,820,714 Shares, which power is exercised by the Principal.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit D hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 72348P104	SCHEDULE 13D/A	Page 5 of 6 Pages

(d)	No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

	Exhibit D:	Transactions in the Shares of the Issuer During the Last 60 Days

CUSIP No. 72348P104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2018

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel